UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AH 9/3/2002

RECD S.E.C.
AUG 2 8 2002
528

ANNUAL AUDITED REPORT
FORM X -17a[redacted]
PART III

SEC FILE NUMBER
8-~~32746~~ 51684

02054055

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/01 (MM/DD/YY) AND ENDING 6/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Frost Securities, Inc.

OFFICE USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2727 North Harwood Suite 1000
(No. and Street)

Dallas	Texas	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Coad — 214-515-4400
(Area Code – Telephone No.)

B. ACCOUNT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

1900 Frost Bank Tower	San Antonio	Texas	78205
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Independent Auditor
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 1 9 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of Frost Securities, Inc. (the Company) as of June 30, 2002, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer and that the financial statements of the Company are made available to all Company members and allied members of the New York Stock Exchange, Inc.

LETITIA DIETES
NOTARY PUBLIC
State of Texas
Comm. Exp. 08-30-2003

Chad Brian Coad
Chief Financial Officer

Letitia Dietes
Notary Public

This report contains:

(x)	(a)	Facing page
(x)	(b)	Statement of Financial Condition
(x)	(c)	Statement of Operations
(x)	(d)	Statement of Cash Flows
( )	(e)	Statement of Changes in Subordinated Borrowings
(x)	(f)	Statement of Changes in Stockholders' Equity
		Supplemental information:
(x)	(g)	Computation of Net Capital
( )	(h)	Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3
(x)	(i)	Information Relating to the Possession or Control Requirements under Rule 15c3-3
( )	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Rule 15c3-3
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(x)	(l)	An Oath or Affirmation
( )	(m)	A copy of the SIPC Supplemental Report
(x)	(n)	Independent Auditors' Supplemental Report on Internal Control
( )	(o)	Schedule of Segregation Requirements and Funds in Segregation
( )	(p)	Statement of Secured Amounts and Funds held in Separate Accounts

ERNST & YOUNG

Ernst & Young LLP
Frost Bank Tower
Suite 1900
100 West Houston Street
San Antonio, Texas 78205-1457

Phone: (210) 228-9696
Fax: (210) 242-7252
www.ey.com

Report of Independent Auditors

The Board of Directors and Stockholder
Frost Securities, Inc.

We have audited the accompanying statements of financial condition of Frost Securities, Inc. (the Company) as of June 30, 2002 and 2001, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Frost Securities, Inc. at June 30, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

August 23, 2002

Frost Securities, Inc.

Statements of Financial Condition

	June 30 2002	June 30 2001
Assets		
Cash and cash equivalents	$ 3,140,284	$ 4,320,309
Receivable from brokers, dealers, and clearing organizations	556,783	725,919
Receivable from customers	410,298	90,000
Receivable from affiliate	22,917	–
Receivable from parent company related to federal income taxes	598,526	1,050,923
Prepaids and other assets	173,894	223,631
Premises and equipment, net of accumulated depreciation of $597,115 in 2002 and $385,303 in 2001	879,156	1,065,196
Investment in limited partnership	219,848	147,481
Investment in private placement of common stock	65,000	–
Total assets	$ 6,066,706	$ 7,623,459
Liabilities and Stockholder's Equity		
Liabilities:		
Accrued payroll and incentives	$ 1,755,715	$ 3,190,232
Accrued expenses	487,402	371,070
Accounts payable – affiliate	108,775	14
Deferred taxes	25,880	40,646
Total liabilities	2,377,772	3,601,962
Stockholder's equity:		
Common stock, par value $.01 per share; 100 shares authorized, issued and outstanding	1	1
Surplus	14,271,422	11,771,422
Accumulated deficit	(10,582,489)	(7,749,926)
Total stockholder's equity	3,688,934	4,021,497
Total liabilities and stockholder's equity	$ 6,066,706	$ 7,623,459

See accompanying notes.

1. Organization and Nature of Operations

Frost Securities, Inc. (the Company), a wholly owned second-tier subsidiary of Cullen/Frost Bankers, Inc. (CFBI), is registered as a fully disclosed broker-dealer under the Securities Exchange Act of 1934. The Company was incorporated in the state of Delaware on March 1, 1999 and began operations on August 2, 1999. The Company provides professional brokerage advice to institutional investors and investment banking advice to corporations. In addition, the Company participates in the trading, underwriting, and distribution of equity products.

The Company operates under a clearing agreement with DB Alex.Brown (AB), whereby AB clears transactions for the Company's customers and carries the accounts of such customers on a fully disclosed basis as customers of AB. The Company does not hold customer cash or securities in connection with such transactions.

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include cash held in a deposit account at Frost National Bank (FNB) and highly liquid assets held at AB with an initial maturity of three months or less.

Securities

Securities that are readily marketable are carried at fair value based on quoted market prices. If quoted prices are not available, market values are estimated on the basis of dealer quotes, pricing models, or quoted prices for instruments with similar characteristics. Unrealized gains and losses on securities are reflected in earnings.

Income Taxes

The Company's operations are included in the consolidated federal income tax return filed by CFBI using a calendar year-end. The Company's federal income tax provision is determined as if it filed a separate return using the consolidated federal income tax rate of CFBI (35%), as this is the rate charged/paid by CFBI to the Company. Any tax losses of the Company may be utilized to offset the taxable income for other members of the consolidated group, and the Company is reimbursed by CFBI for the tax benefit of any such losses utilized.

2. Significant Accounting Policies (continued)

Revenue Recognition

Commissions related to customer transactions are recognized as earned using a trade-date basis. Principal transaction revenues are recognized as earned using a trade basis. Management, acquisition, and advisory fees are recognized as earned based on the agreement with the customer. Syndicate and underwriting profits are recognized upon the successful completion of the underwriting of securities.

Related Party Transactions

FNB provides certain services for the Company, including payroll processing and disbursement processing. The Company reimburses FNB for these services. Certain Company employees were awarded restricted stock of CFBI. The fair value of these restricted stock awards as of the date of issuance is expensed and paid to CFBI by the Company ratably over the vesting period of the restricted stock award.

Advertising Costs

Advertising costs are expensed as incurred. Total advertising costs for the years ended June 30, 2002 and 2001 were $10,903 and $26,094, respectively.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires the Company to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassification

Certain amounts in the financial statements and notes for 2001 have been reclassified to conform to the current year presentation.

3. Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the assets which range from 4 to 12 years. Leasehold improvements are amortized over the lesser of the term of the respective lease or the estimated lives of the improvements.

A summary of premises and equipment follows:

	Cost	Accumulated Depreciation and Amortization	Net Carrying Value
2002			
Furniture and equipment	**$ 956,498**	**$ 432,631**	**$ 523,867**
Leasehold improvements	**519,773**	**164,484**	**355,289**
	$ 1,476,271	**$ 597,115**	**$ 879,156**
2001			
Furniture and equipment	$ 947,385	$ 278,940	$ 668,445
Leasehold improvements	503,114	106,363	396,751
	$ 1,450,499	$ 385,303	$ 1,065,196

4. Securities Sold, Not Yet Purchased

Securities sold, not yet purchased, $-0- at June 30, 2002 and 2001, are presented at market value.

Securities sold, not yet purchased obligate the Company to purchase the securities at a future date at then-prevailing prices which may differ from the market values reflected in the statement of financial condition.

5. Investments in Limited Partnership and Private Placement of Common Stock

As of June 30, 2002, the Company has invested $250,000 for a 1% ownership in Signal Lake Venture Fund, LP (the Fund). The Fund invests in, provides equity and debt financing for, and assists in the development and management of network computing, telecommunications and Internet technology, hardware and software, and other technology companies. The Company's investment in the Fund is recorded at cost, net of pass-through expenses and losses the Fund has incurred, as the market value is not readily determinable.

As of June 30, 2002, the Company has invested $65,000 related to a private placement of common stock of an energy company. The Company's investment is recorded at cost as the market value is not readily determinable.

6. Employee Benefit Plans

The Company, as a subsidiary of CFBI, participates in the 401(k) Stock Purchase Plan for Employees of Cullen/Frost Bankers, Inc. and Its Affiliates (the 401(k) Plan). In addition, CFBI maintains the 1991 Thrift Stock Purchase Plan for Employees of Cullen/Frost Bankers, Inc. and Its Affiliates (the Thrift Plan). The Thrift Plan was adopted for eligible employees with participation in the 401(k) Plan as an alternative means of receiving comparable benefits. The above-mentioned plans cover substantially all eligible employees of the Company.

Under the provisions of the above-mentioned plans, employees may contribute certain percentages of their annual compensation, within Internal Revenue Service limitations. A portion of these contributions are matched by the Company. The Company's contributions to the above-mentioned plans for the years ended June 30, 2002 and 2001 were $220,598 and $162,482, respectively.

CFBI has a defined benefit pension plan (the Plan) which extends to the Company. The Plan covers substantially all employees who have attained the age of 21 years with at least one year of service. No expenses or liability pertaining to the Plan are allocated to the Company from CFBI.

7. Leases

The Company leases office space and equipment from third parties under operating lease agreements. Total lease expense was $336,133 and $300,342 for the years ended June 30, 2002 and 2001, respectively.

The future minimum lease commitments of the Company for all noncancelable leases as of June 30, 2002 are as follows:

Fiscal year ended:	
2003	$ 298,647
2004	298,647
2005	353,952
2006	353,952
2007	353,952
Thereafter	707,904
	$ 2,367,054

8. Income Taxes

The Company records income taxes under Financial Accounting Standards Board Statement No. 109 using the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, if any, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

8. Income Taxes (continued)

The provision for income taxes differs from the amount computed at statutory rates, as follows:

	Year Ended June 30	
	2002	**2001**
Federal income tax benefit at statutory rate	**$(1,498,227)**	$(2,245,875)
Permanent differences – nondeductible expenses	**50,143**	45,608
Other	**–**	6,753
Actual benefit	**$(1,448,084)**	$(2,193,514)

Income tax (benefit) expense consists of the following for the years ended June 30, 2002 and 2001:

	Year Ended June 30	
	2002	**2001**
Current:		
Federal	**$(1,433,318)**	$(2,234,160)
Deferred (benefit) expense	**(14,766)**	40,646
Income tax benefit	**$(1,448,084)**	$(2,193,514)

The Company has a deferred tax liability of $25,880 and $40,646 as of June 30, 2002 and 2001, respectively.

9. Commitments and Contingencies

The Company has a line of credit of $1 million under an agreement with CFBI. The interest rate on draws on this line is equal to the prime rate at the date of renewal. The interest rate in effect at June 30, 2002 was 4.75%. As of June 30, 2002 and 2001, there was $-0- outstanding under this line of credit.

10. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends be paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2002, the Company had net capital of $1,281,106, which was $1,043,106 in excess of its required net capital of $238,000. The Company's aggregate indebtedness to net capital ratio was 1.85 to 1. At June 30, 2001, the Company had net capital of $1,406,672, which was $1,166,542 in excess of its required net capital of $240,130, and the Company's aggregate indebtedness to net capital ratio was 2.56 to 1.

11. Subsequent Event

On July 23, 2002, the parent company of the Company announced its decision to exit all capital market activities of the Company. As a result of the decision to exit these activities, the Company terminated approximately 44 of its 50 employees and will record a pretax charge to the results of operations subsequent to June 30, 2002 of approximately $6 million. Most of the charge will be related to personnel costs. On July 31, 2002, the first-tier parent made a capital contribution to the Company in the amount of $3,913,590 and funded an income tax-related receivable held by the Company in the amount of $2,236,410, in order to ensure that the Company is able to maintain a net capital amount and ratio of aggregate indebtedness to net capital in excess of its minimum requirements. The Company will continue as a going concern with limited activities and will employ a small group of investment bankers that continue to provide advisory and private equity services to middle-market companies in Texas.